Exhibit 99.1

EquiTrust’s New Product Launch Powered by Sapiens Game-Changing Technology

Utilizing Sapiens IllustrationPro and ApplicationPro, EquiTrust launches its new innovative product and process for Customer Acquisition in under 6 months

Raleigh, N.C., March 20, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced with EquiTrust, a leading North American life and health insurance company, the launch of their state-of-the-art Customer Acquisition solution. It empowers EquiTrust’s marketing partners to illustrate, sell and complete digital application entry for a newly available Annuity/Long Term Care hybrid insurance product, Bridge, leveraging Sapiens award-winning IllustrationPro and ApplicationPro to provide a next-generation digital experience.

“Enabling EquiTrust to launch their new product through the Sapiens Customer Acquisition solution in under 6 months is a testament to the strength of the solution and depth of knowledge from our team”, said Jamie Yoder, Sapiens North America President & General Manager. “Sapiens best-of-breed solutions drive innovation, are easy to navigate and are device agnostic, which further contributes to the overall user experience, engagement and flexibility that we continue to enable for our customers.”

The new Customer Acquisition solution provides split-second calculations for multiple complex scenarios in an intuitive, and engaging experience for EquiTrust’s marketing partners. The solution seamlessly integrates into EquiTrust’s websites and portals, providing an interactive experience between illustration and eApp (electronic application), ultimately a game-changing engagement and a reduction in NIGO (not in good order) applications. The solution also utilizes Sapiens’ self-sufficiency “Home Office Toolkit” taking IT and Sapiens off the critical path for product changes, reducing the total cost of ownership.

“We are very excited to partner with Sapiens in our digital transformation journey. EquiTrust will leverage Sapiens Customer Acquisition tools and capabilities to offer a personalized experience for our marketing partners. This will illustrate our new Bridge product in a clear and compelling way, helping our customers apply for it, providing a fully responsive and strong visual capability with a modern and intuitive user experience,” said Heather Kane, Vice President, Sales at EquiTrust.

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About Sapiens IllustrationPro

Sapiens IllustrationPro is a modern, digital illustration and quoting solution enabling rapid, responsive and intuitive experiences for life, annuities and health insurers and their sales professionals.

About Sapiens ApplicationPro

Sapiens ApplicationPro is a digital, eApp solution for Life and Annuity insurers that enhances customer experience, reduces NIGO rates, and enables quick time to decision.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About EquiTrust Life

EquiTrust Life Insurance Company is a trusted provider of life insurance and annuity products with a strong track record of operating performance. EquiTrust is a national carrier of competitive, client-friendly options, available through various distribution channels including more than 15,700 independent sales representatives and independent marketing organizations. EquiTrust offers fixed-rate and indexed annuities and life insurance and is headquartered in Chicago with operations in West Des Moines. In June 2015, Magic Johnson Enterprises became the majority shareholder, making EquiTrust Life Insurance one of the largest minority-owned life insurance company in the history of the country at $25.7 billion in assets. For more information visit https://www.EquiTrust.com

Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer & Head of Investor

Relations, Sapiens

Yaffa.Cohen-Ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com